Silver Elephant's Mega Coal Makes Progress with Coal
Sales to China

Vancouver, British Columbia, November 21, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2N) announces that, further to news release dated June 21, 2022, its wholly owned subsidiary, Mega Thermal Coal Corp. ("Mega Coal") continues to make significant progress towards selling thermal coal from its Ulaan Ovoo mine (in Mongolia) to China. Such progress includes:

1. Offers received from Chinese buyers to purchase Ulaan Ovoo coal, with delivery to China's Erlian land port which borders on Mongolia. The Chinese buyers have access to 50,000-tonne siding facility at Erlian to accept coal shipment.

2. Confirmation letter from Ulaanbataar Railway of locomotive availability for the Sukhbaatar (Mongolia) to Erlian (China) route in the near term. Each locomotive can carry 50 wagons.

3. Offers received for long-term rental of 100 private wagons suitable for coal transportation on Sukhbaatar-Erlian route. Each wagon can carry 60 tonnes of coal.

John Lee, CEO of Silver Elephant and Mega Coal, states:

"In 2021 there were limited Ulaan Ovoo coal shipments to China via the Erlian rail port due to low coal prices.

Benchmark Newcastle thermal coal prices are expected to stay buoyant into 2023 (currently at over US$330/tonne). Our highly motivated team has been working diligently to resume coal shipment to Erlian.  Requisite contracts are in final stages of negotiation to enable the start of monthly coal sales of between 3,000 to 9,000 tonnes to China at robust margins.

There are approximately 90,000 tonnes of coal stockpiled at the Ulaan Ovoo mine site and the nearby Sukhbaatar rail siding.

Coal sales within Mongolia have also started for this winter season. The Company expects modest local sales to fulfil near-by community and industrial needs while continuing focus on higher-margin international sales.

Ulaan Ovoo is currently on standby and can be restarted on short notice. The mine had been operated by the Company's Mongolian partner since 2018. That partner operates a mining fleet capable of producing, at a steady rate, 30,000 tonnes of coal per month (refer to July 9, 2019 news release). The Company confirms that the lease agreement between the Company and its Mongolian partner (reported on October 16, 2018) has expired, and that the parties have agreed to share the net proceeds (sales minus transportation, taxes, and fees) from stockpiled coal sales on a 50/50 basis till June 30, 2023. At that time, Ulaan Ovoo mine production will likely re-start and a new joint venture agreement is anticipated to be signed between the parties.

The Company also announces that at this time it will not proceed with its plan (announced in a news release dated April 4, 2022) to divest and spin out Mega Coal. This change is due to time and staffing constraints along with high administrative costs. In keeping the status quo, a part of potential future cash flow from Ulaan Ovoo operation can support the Company's explorations at its Pulacayo silver and El Triunfo gold projects in Bolivia.

The Company cautions coal sales and logistical contracts have yet to be signed and there is no assurance coal revenue can be realized until the sales are complete.

About Mega Thermal Coal Corp.

Mega Thermal Coal Corp. is a wholly-owned subsidiary of Silver Elephant, which owns and operates the Ulaan Ovoo mine. Ulaan Ovoo produced close to 1 million tonnes of coal sold to over 30 international and Mongolian customers since 2011.  Mega Thermal Coal Corp. also owns and operates Chandgana Khavtgai and Chandgana Tal coal mines in Mongolia.

Further information on Mega Coal can be found at www.megacoal.ca.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

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Certain statements contained in this news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

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